John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

December 22, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Fullem
Evan Ewing

RE:	Complete Solaria, Inc.
Registration Statement on Form S-1 Filed on August 9, 2023
File No. 333-273820

Ladies and Gentlemen:

On behalf of Complete Solaria, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 5, 2023 with respect to the Company’s Registration Statement on Form S-1, as filed on August 9, 2023. Concurrently with the submission of this letter, the Company is filling its second amendment to the registration statement on Form S-1 (the “Amendment No. 2”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in Amendment No. 2 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Amendment No. 2.

Registration Statement on Form S-1 filed August 9, 2023

General

1.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Cooley LLP3175 Hanover Street   Palo Alto, CA   94304-1130

t: +1 650 843 5000 f: +1 650 849 7400cooley.com

U.S. Securities and Exchange Commission

December 22, 2023

Page Two

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 30 of Amendment No. 2.

Cover Page

2.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such security.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 30 of Amendment No. 2.

3.

Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 5, 31, 53 and 59 of Amendment No. 2.

4.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 30 and 53 of Amendment No. 2.

Risk Factors, page 6

5.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 30 of Amendment No. 2.

Cooley LLP3175 Hanover Street   Palo Alto, CA   94304-1130

t: +1 650 843 5000 f: +1 650 849 7400cooley.com

U.S. Securities and Exchange Commission

December 22, 2023

Page Three

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure the cover page and pages 5, 31, 53 and 59 of Amendment No. 2.

7.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 30 and 53 of Amendment No. 2.

8.

We note that your forward purchase agreements with certain investors provide those investors with the right to sell back shares to the company after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 31 and 59-60 of Amendment No. 2.

***

Please contact me at (650) 843-5059 or at jmckenna@cooley.com with any questions or comments regarding the Company’s response to the Staff’s Comments.

Sincerely, Cooley LLP

/s/ John T. McKenna
John T. McKenna

cc:	Chris Lundell – Complete Solaria, Inc.
Matthew B. Hemington – Cooley LLP

Cooley LLP3175 Hanover Street   Palo Alto, CA   94304-1130

t: +1 650 843 5000 f: +1 650 849 7400cooley.com